Exhibit 99.2

ASX Announcement	30 January 2015

ASX Code: SEA

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone: +61 8 8363 0388   Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Not for release in the United States.

Operations Update

HIGHLIGHTS

•                       Achieved average daily production for the month of December 2014 of 9,434 boepd;

•                        Increased average daily production for the quarter to 8,932 boepd, net of royalties, a 1,897 boepd increase (27%) compared to the 3rd quarter of 2014.

EAGLE FORD

•                       During the quarter the Company brought 14 gross (10.4 net) wells into production;

•                       At quarter end there were 19 gross (10.6 net) Eagle Ford wells that were in progress including 11 gross (3.6 net) wells operated by Chesapeake. The Company expects to drill an additional 5-6 gross (2-4 net) wells to meet its remaining drilling obligations during 2015 and complete the wells throughout the year;

•                        Achieved 30-day initial production rates on the its first two Dimmit County Eagle Ford wells:

•                      Shook 204H 30-day IP of 11,872 barrels of oil and 30,817 mcf of liquid rich natural gas, or ~567 boepd; and

•                       Tocquigny 401H 30-day IP of 10,881 barrels of oil and 30,429 mcf of liquid rich gas, or ~532 boepd.

•                       Increased Eagle Ford acreage position to approximately 21,000 net acres with 372 gross (291 net) drilling locations;

•                       Reduced expected capital expenditures for new Eagle Ford wells to approximately $6.5MM, depending on lateral length.

For more information, please contact:

Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Williston, Denver-Julesburg and Anadarko Basins.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.